SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2020
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

CALL NOTICE

EXTRAORDINARY SHAREHOLDERS' MEETING

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp (“Company”), with headquarters at Rua Costa Carvalho, 300, in the city and state of São Paulo, pursuant to article 5, paragraph 1 of the its Bylaws, hereby invites its shareholders to the Extraordinary Shareholders’ Meeting ("ESM"), to be held on September 25, 2020, at 11:00 a.m., exclusively digitally pursuant to CVM Instruction 481, of December 17, 2009, as amended by CVM Instruction 622, of April 17, 2020, to resolve on the following agenda:

I.	Elect a sitting member to the Fiscal Council, for a mandate term until the 2021 Annual Shareholders’ Meeting.

Due to the impacts arising from the new coronavirus (“COVID-19”) and the protective measures recommended by the health authorities, especially on travel and gathering restrictions, the ESM will be held exclusively through a digital platform, in which shareholders can participate directly, through an attorney-in-fact, or by submitting a Remote Voting Form (“RVF”).

Shareholders who wish to attend the meeting in real time must do so through the Zoom platform, under the terms described below.

Registration

Shareholders must submit the required documents by 11:00 am on September 24, 2020, as follows:

(i) in physical form, to the Company's Investor Relations Department, located at Rua Costa Carvalho, 300, São Paulo, SP, CEP 05429-900; or

(ii) in digital form, with a digital certificate signature, when applicable, to the email sabesp.ri@sabesp.com.br.

After analyzing these documents and proving ownership of the shares, the shareholder will receive access credentials and instructions on how to identify themselves and use the digital platform.

Aiming at the security of the ESM, access to the digital platform will be restricted to the Company's shareholders have been accredited by the deadline period, under the terms of the Manual for shareholders' participation at this Shareholders' Meeting.

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

Therefore, shareholders who do not send their registration request by the deadline date will not be able to participate remotely in the EGM.

The registered shareholder may participate in the digital meeting by video and audio, and must keep his camera on during the course of the meeting in order to ensure communication authenticity to exercise his/her right to speak and vote through the online platform.

Shareholder who have already submitted their remote voting form may also request registration for the online ESM, provided this request is made in accordance with the requirements and deadline period described in the ESM Manual. In this case, if the shareholder wishes to vote again during the meeting, all voting instructions received through the remote voting form identified with his/her individual or corporate taxpayer's ID (CPF/CNPJ) number will be disregarded.

The Company also requests shareholders to ensure that electronic devices to be used to join the ESM are compatible with the meeting's digital platform within 30 minutes prior to the start of the ESM. Questions on how to access or use the digital platform may be sent to sustentacaoci@sabesp.com.br or by calling (11) 3388-8172.

The Company will not be responsible for operational or connection problems that the shareholder may face, nor any other issues that may make it difficult or impossible for the shareholder to join the electronic ESM due to incompatibility or defects of their electronic devices.

In line with article 21-C, paragraph 1, item II, of CVM Instruction 481, of December 17, 2009 (“CVM Instruction 481”), the ESM will be fully recorded and, pursuant to article 21-V, paragraph 1, of CVM Instruction 481, the duly registered shareholder who joins the ESM through the electronic platform will be considered present and subscriber to the meeting's minutes.

The documents and information required to participate and vote in the ESM, either through the remote voting form or digitally, were are available to shareholders, in the form provided for in ICVM 481, and can be accessed on the Company's investor relations website (www.sabesp.com.br), as well as the websites of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and B3 SA - Brasil, Bolsa, Balcão (www.b3.com.br).

Required Documents for Registration

(i) Personal participation

For personal participation, shareholders must submit copies of the following documents as proof of ownership: (a) personal identity document and/or corporate acts that prove legal representation, as the case may be; and (b) shareholder statement issued by the financial institution where the book-entry shares are deposited, informing the respective number of shares held by the shareholder.

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

(ii) Participation through an attorney-in-fact

If the shareholder wishes to be represented by an attorney-in-fact, he/she must send the Company, in addition to the documents indicated in item (i) above, the power-of-attorney letter, granted less than one year from the meeting date, pursuant to article 126, paragraph 1, of the Brazilian Corporations Law, with notarized signature (for physical letters) or a digital signature certificate issued by certification authorities linked to ICP-Brasil (for digital letters), accompanied by the identity document and/or corporate acts of the attorney-in-fact, as the case may be.

Participation by Remote Voting

Alternatively, shareholders may participate in the ESM remotely by: (a) sending the remote voting form with the voting instructions to their custodians, if the shares are deposited in a central depository; (b) sending the remote voting form with the voting instruction to Banco Bradesco S.A., the financial institution hired by the Company for bookkeeping services, if shares held are not deposited with a central depository; or (c) sending the remote voting form, available on the CVM (www.cvm.gov.br) and the Company's (www.sabesp.com.br) websites, directly to the Company, by mail or e-mail to the addresses indicated on the remote voting form. Submitting the remote voting form by e-mail does not exempt the shareholder to send, within the deadline period, the physical copies to the Company.

Voting instructions must be received by the custodian, bookkeeping agent or the Company, as the case may be, by up to 7 (seven) days prior to the date of the EGM, if a shorter period is not established by the service providers, and when sending directly to the Company, the remote voting form must be duly filled out, initialed and signed, with notarized signatures being waived, and must be accompanied by the other Required Documents for Registration indicated above, as applicable, and as detailed in the remote voting form.

If discrepancies are identified between the remote voting form received directly by the Company and voting instructions contained in the consolidated voting map sent by the bookkeeping agent for the same CPF or CNPJ numbers, the voting instructions in the voting map of the bookkeeper agent shall prevail, and the form received directly by the Company shall be disregarded.

During the voting period, shareholders may change their voting instructions as many times as they wish and the final voting form submitted will be considered on the Company's voting map.

Once the voting period has ended, shareholders will not be able to change the voting instructions already submitted. If a shareholder wishes to change his/her vote after the deadline period, he/she must personally participate in the ESM, bearing the Required Documents for Registrationlisted in item (i) above, and request that the voting instructions submitted through the remote voting form be disregarded.

São Paulo, August 25, 2020.

Mario Engler Pinto Junior

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 25, 2020

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.